                                March 4, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          RE:  Cytogen Corporation
               Request for Withdrawal of Registration
               Statement on Form S-3, File No. 33-58277
               ----------------------------------------

Ladies and Gentlemen:

        Cytogen Corporation, a Delaware corporation (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests the withdrawal of the Company's Registration Statement on Form S-3, File No. 33-58277 filed on March 28, 1995. The Company is requesting said withdrawal because the purchase agreement with Nomura Securities International, Inc., which is described in the Registration Statement in the Section entitled "Underwriting", was terminated by mutual agreement of the registrant and Nomura on February 23, 1996.

        If any member of the staff of the Commission should have any questions concerning this request or think it helpful to confer about any aspect thereof, please telephone the Company's counsel, James J. Marino at (609) 520-3230 or Ella DeTrizio at (609) 520-3211.

                                Sincerely,

                                /s/ T. Jerome Madison
                                ----------------------------
                                T. Jerome Madison
                                Agent for Service of Process

cc:  Letty Lynn, Branch Chief
     Marija Willen
     Ella DeTrizio, Esq.
     James J. Marino, Esq.